MEMORANDUM

To:	Securities and Exchange Commission

From:	American Railcar Industries, Inc. (“ARI,” “we,” “us” or the “Company”)

Date:	December 20, 2005

RE:	Responses to the comment letter of the Securities and Exchange Commission staff dated December 20, 2005, with respect to the Registration Statement on Form S-1 regarding American Railcar Industries, Inc. filed on December 13, 2005, file no. 333-130284.

The following are our responses to the December 20, 2005 letter of the Securities and Exchange Commission’s staff. For convenience, these responses are immediately preceded by the comments included in the letter of the Securities and Exchange Commission’s staff. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Registration Statement.
Ohio Castings, LLC and Subsidiaries
Consolidated Statements of Cash Flows, page F-56
1. SEC COMMENT: It appears your line item description, “Decrease in cash and cash equivalents,” on the face of your statements of cash flows is incorrect as cash flows from operating, investing and financing activities indicate cash and cash equivalents increased in all periods presented. Please revise accordingly.
COMPANY RESPONSE: We revised the description on page F-56 in response to the staff’s comment.
Debt Issuance Costs, page F-59
2. SEC COMMENT: It appears that accumulated amortization of $54 at August 31, 2005 should be $64 based on amortization expense of $24 and $40 for the years ended August 31, 2004 and 2005, respectively. Please advise or revise accordingly.
COMPANY RESPONSE: We revised the disclosure on page F-59 in response to the staff’s comment.
Impairment of Long-Lived Assets, page F-60
3. SEC COMMENT: The disclosure indicating “if the carrying amount of an asset is less than the future undiscounted cash flows expected to be generated by the asset, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value” appears to be in error. Note that paragraph 7 of SFAS No. 144 provides for an impairment charge to be recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Please revise your accounting policy disclosures relative to impairments of long-lived assets to comply with SFAS No. 144.
COMPANY RESPONSE: We revised the disclosure on page F-60 in response to the staff’s comment.
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm
4. SEC COMMENT: Please obtain a revised consent from Grant Thornton which refers to their audit report of Ohio Castings Company LLC dated December 1, 2005 rather than December 9, 2005.
COMPANY RESPONSE: We have conformed the dates between the consent and the opinion, see page F-53.
[Signature Page Follows]

Very truly yours, American Railcar Industries, Inc.
/s/ William P. Benac
William P. Benac
Senior Vice President and Chief Financial Officer